November 15, 2017

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Office of Information Technologies and Services
Jeff Kauten, Attorney-Advisor

Re:	Net Element, Inc.

Registration Statement on Form S-1 Filed October 26, 2017

File No. 333-221148

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments dated as of November 2, 2017 regarding the Company’s Registration Statement on Form S-1 that was filed on EDGAR on October 26, 2017 (the “Current Registration Statement”). For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

General

1.	We note that a Form S-1 with file number 333-219324 was declared effective on August 2, 2017 and that Cobblestone Capital Partners, LLC was identified as the selling shareholder in that prospectus. In light of the previously registered resale offering pursuant to a registration statement, please provide an analysis as to why you believe this offering is appropriately registered as an indirect primary offering in reliance on Securities Act Rule 415(a)(1)(i). Among other factors, address the aggregate size of the resale offerings that have been registered pursuant to this purchase agreement compared to the number of shares of common stock held by non-affiliates.

In response to this comment, the Company believes that the offering is appropriately registered in reliance on Securities Act Rule 415(a)(1)(i) due to the following reasons:

The Company’s public float has substantially increased since the filing date of the resale offering registered under the registration statement on Form S-1 (file number 333-219324) that was declared effective on August 2, 2017 (the “Prior Registration Statement”). The current public float is approximately $19,058,429.92. It is calculated using the average of high and low prices of the Company’s common stock on the NASDAQ Capital Market on September 27, 2017 (i.e., a date that is within 60 days prior to the proposed sale) times 1,964,787 shares of the Company’s common stock held by non-affiliates.

One-third of such public float is $6,352,809.97. Even after deducting from such public float amount $2,364,357.45 (which is the dollar amount of the shares sold to Cobblestone Capital Partners, LLC (the “Selling Stockholder”) so far pursuant to the common stock purchase agreement dated July 5, 2017 (the “Purchase Agreement”) between the Company and the Selling Stockholder, and resold by the Selling Stockholder under the Prior Registration Statement), the remaining dollar amount available to be sold before an amount equal to one-third the current public float would be exceeded is $3,988,452.52.

In the Current Registration Statement, the Company proposed to register for resale $3,608,658.04 worth of shares of the Company’s common stock (i.e., 654,929 shares of the Company common stock times $5.51 per share, based upon the average of the high and low prices of the Company’s common stock on the NASDAQ Capital Market on October 24, 2017). Even taking into account the dollar amount of the shares of the Company’s common stock previously registered for resale and sold by the Selling Stockholder under the Prior Registration Statement, such aggregate amount (i.e., $5,973,015.49) would still be below an amount equal to one-third the current public float (i.e., $6,352,809.97).

Due to market fluctuation of the per share price of the Company’s common stock, the Company re-calculated and updated the amount that the Company is proposing to register for resale as follows:

(A) $3,988,452.52 (i.e., the amount by which an amount equal to one-third the current public float exceeds the aggregate amount sold to date to the Selling Stockholder under the Purchase Agreement) divided by (B) $4.50 (i.e., average of the high and low prices of the Company’s common stock on the NASDAQ Capital Market on November 10, 2017) equals 886,322 shares of common stock.

Accordingly, the Company (i) has amended the Current Registration Statement (by filing with U.S. Securities and Exchange Commission (the “Commission”), concurrently with filing of this letter, Amendment No. 1 to Form S-1) proposing to register for resale $3,988,449 (i.e., 886,322 shares of the Company common stock times $4.50 per share) and (ii) hereby requests you to advise the Company when it would be appropriate to request acceleration of the effective date of the Current Registration Statement, as amended by Amendment No. 1.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122 or Serge V. Pavluk of Snell & Wilmer L.L.P. at 714.427.7442.

Sincerely,

 /s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.